Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG
Switzerland	Schweiz
Group Service	Konzernbereich
Law St Environment	Recht & Umwelt

To:	Armin Meyer Michael Jacobi Niklaus Meier

Date: February 11, 2005

Additional Blackout Period

Several of our U.S. employees participate in an Investment Savings Plan (ISP). The administration of this ISP will move to a new record keeper.

This move results in a transition period during which these employees will be unable to perform any transactions under the ISP. Essentially, such a period is a "blackout period" (Blackout Period).

As per section 306(a) of the Sarbanes-Oxley Act of 2002 (SOx), and specific rules implemented by the SEC (Rules), this Blackout Period also affects certain Swiss employees.

Insofar as those Rules affect foreign private issuers such as Ciba Specialty Chemicals Holding Inc. (Ciba), they indicate that the individuals who are prohibited from trading in Ciba securities during a Blackout Period are the CEO, the CFO and the Group Controller (and those members of the Board of Directors who are management employees).

The Blackout Period begins on February 28, 2005 and ends on March 7, 2005. During this period, no pre-clearance requests will be granted.

Best regards,

/s/ Thomas Koch

Thomas Koch
Head Group Service Law & Environment
Corporate Secretary

Klyheckstrasse 141 P.O. Box/Postfach
CH-4002 Basel	Value beyond chemistry

January 28, 2005

Important information regarding:

Investment Savings Plan for Salaried Employees of Ciba Specialty Chemicals Corporation (“Plan”)

Investment Savings Plan for Non-Salaried Employees of Ciba Specialty Chemicals Corporation at McIntosh, Alabama: PACE, Local 3-562 (“Plan”)

Investment Savings Plan for Non-Salaried Employees of Ciba Specialty Chemicals Corporation at West Memphis, Arkansas: PACE, Local 5-714 (“Plan”)

Dear ISP Participant:

Coming soon, access to your Investment Savings Plan will be easier than ever. Beginning March 7, 2005 the administration of your Plan will move to a new record keeper, Hewitt Associates. As a result of this transition, you’ll have new services and tools that will help you make decisions about your Plan that are consistent with your individual financial goals and objectives.

During the Transition

There will be a “Transition Period” as we change over to the new record keeper. No Plan transactions will be available beginning on February 28, 2005 at 4:00 pm EST. No requests or transactions will be processed after the market closes on February 28, 2005. This “Transition Period” will allow us to reconcile all accounts as we transition the Plan to the new record keeper. Additional key dates are summarized on the table provided with this communication.

Your account will not be out of the market during this time; your investments will continue to be subject to market gains and losses. You will simply be limited in your ability to make changes to your investments during this short period.

You can prepare for the transition by evaluating your account and how it currently addresses your investment goals, and making any changes you deem necessary before the start of this transition. Be sure to read the notice that follows for more detailed information about the Transition Period and how it will affect your account.

New Investment Choices

With the transition to the new record keeper, you will also see new investment fund options. You will receive additional information describing the new investment fund options shortly.

Accessing Your Account After the Transition
After the administration of the Plan transitions to Hewitt Associates, you’ll have new tools and resources for accessing your account. They include:

·	Your Benefits Resources™ Web site

The Your Benefits Resources Web site will be your online source for detailed, personalized plan information and transactions. It will also provide you with up-to-date investment information to assist you in making financial decisions. Beginning on March 7, 2005, you’ll be able to use the Web site and modeling tools to learn more about the ISP, manage your account, and more. You’ll have access 24 hours a day, seven days a week from any computer with Internet access.

·	Automated Telephone System

The automated telephone system will allow you to complete over the phone many of the same transactions that you can complete on the Your Benefits Resources Web site. Simply call 1-866-827-0438 and follow the voice prompts as the system guides you through the necessary steps.

·	Hewitt Savings Plan Service Center

If you have questions about the Plan, service center representatives will be available between 8 a.m. and 8 p.m. EST Monday through Friday at 1-866-827-0438.

Stay Tuned…

In the next few weeks you’ll receive additional information on the transition including details on how to access and manage your Plan account. Stay tuned for more information.

Regards,

Leonard B. Comberiate, CCP, CEBS, REBC
Director, Compensation, Benefits and HRIS

Important Notice
Concerning Your Rights Under the Investment Savings Plan
Dated: January 28, 2005

This notice is to inform you that the record keeping of your account under the Plan will be transitioned to Hewitt Associates and the Savings Plan Service Center. Due to the change in ISP Plan record keepers, we must initiate a “Transition Period” as described below.

As a result of these changes, you temporarily will not be able to initiate Plan transactions (including obtaining a loan, withdrawal, or distribution from the Plan; initiating fund transfers; or electing fund changes for future contributions) as of the various dates listed in this notice. This period, during which you will be unable to exercise transactions otherwise available under the Plan, is called the “Transition Period.” Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Transition Period may affect your retirement planning, as well as your overall financial plan.

The Transition Period for the Plan is expected to begin on February 28, 2005 at 4:00 pm EST and end at 7:00 am EST on March 7, 2005. The following pages list key dates and events related to the change. Certain transactions shown on this list may not be available to all Plan participants.

During the Transition Period, you will be unable to direct or diversify the assets held in your Plan account.

For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the Transition Period.

For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Transition Period, and you would not be able to direct the sale of such stocks from your account during the Transition Period.

s	All Withdrawals, including Hardship withdrawals
s	General purpose loans
s	Partial distributions
s	Full lump-sum distributions, or

Key Dates	Transactions Affected
February 16, 2005 (4 p.m. EST)
Last day for the Plan Administrator to receive your requests, forms and supporting documentation (if applicable) for:

s All Withdrawals, including Hardship withdrawals
s General purpos loans
s Partial distributions
s Full lump-sum distributions, or

Note: If your application is received after 4 p.m. EST on February 16, 2005, your form will be returned to you. You will be required to submit a new form provided by Hewitt Associates. Therefore, if your employment terminates and your form requesting a lump-sum distribution or annuity payment is not received by 4 p.m. EST on February 16, 2005, you will not be able to liquidate plan assets until your application is processed by the Savings Plan Service Center after March 7, 2005.

February 23, 2005 (4 p.m. EST)	Last day for the Plan Administrator to receive rollover or loan payoff checks
February 24, 2005 (4 p.m. EST)	Last day you can enroll in the Plan
February 24, 2005 (4 p.m. EST)	Last day to make investment election changes
February 24, 2005 (4 p.m. EST)	Last day for you to contact the Ciba Benefits Service Center to change your payroll deferral percentage in the Plan for an effective date of the first pay period posted in March 2005
February 25, 2005 (close of business)	Final 2005 payroll contributions and loan payments post to the Plan, administered by Merrill Lynch
February 28, 2005 (4 p.m. EST)	Last day for you to contact the Ciba Benefits Service Center to request investment fund transfers from one fund to another
March 1, 2005 - March 7, 2005	Participant accounts are transferred to the Savings Plan Service Center. You will receive a statement in March that reflects all plan activity through March 1, 2005
March 7, 2005 (7 a.m. EST)	Transition Period concludes
March 15, 2005	Closing Statement prepared by Merrill Lynch